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SEC FILE NUMBER

8- 28988

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __02/01/2008__ AND ENDING __01/31/2009__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

R.L. Renck & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 West 23rd Street

(No. and Street)

New York   **New York**   **10011**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Renck Jr.   **(212) 386-7614**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.

(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003   **New York**   **New York**   **10038**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Robert L. Renck, Jr.__ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__R.L. Renck & Co., Inc.__ _____ , as

of __January 31__ _____ , 20 __09__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Dierdre Steinhaus Ainbinder
Notary Public

_____
Signature

__President__
_____
Title

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

R.L. RENCK & CO., INC.

Statement of Financial Condition

January 31, 2009

(With Independent Auditors' Report Thereon)

R.L. RENCK & CO., INC.

JANUARY 31, 2009

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
R.L. Renck & Co., Inc.

We have audited the accompanying statement of financial condition of R.L. Renck & Co., Inc. as of January 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.L. Renck & Co., Inc. as of January 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 20, 2009

R.L. RENCK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2009

ASSETS

Cash	$	13,946
Securities owned, at market (Note 7)		32,865
Secured demand note (Note 3)		75,000
Prepaid expenses		5,504
Other assets		98,753
TOTAL ASSETS	$	226,068

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	6,000
Payable to clearing broker (Note 6)		64,077
Deferred revenues (Note 4)		35,811
TOTAL LIABILITIES		105,888
Liabilities subordinated to claims of general creditors		75,000

Stockholder's equity
   Preferred stock, $1.00 par value, series A cumulative,

10,000 shares authorized, 650 shares issued and outstanding (Note 11)		292,500
Common stock, $1.00 par value; 20,000 shares authorized,		
1,000 shares issued and outstanding		1,000
Paid-in capital		353,994
Accumulated deficit		(602,314)
Total Stockholder's Equity		45,180
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	226,068

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

R. L. Renck & Co., Inc. (the Company) is a registered broker/dealer and investment advisor. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Also, the Company provides advisory services to individuals and research services to institutional investors. The Company, an Illinois corporation, is a wholly-owned subsidiary of R.L. Renck Holdings, Inc.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded on the books on a trade date basis. Advisory and research fees are recognized on a monthly basis as earned.

Income Taxes

The Company, as a subsidiary, files a consolidated federal tax return with its parent, R.L. Renck Holdings, Inc. The Company pays its parent for taxes on income on a separate company basis, after recognition of any self-incurred net operating losses. However, the Company does not receive any benefit from the parent for losses incurred, which may be offset by income elsewhere in the consolidated group.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncement

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Fair Value Measurements

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction cost. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

R.L. RENCK & CO., INC.

NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2009

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

NOTE 3- FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2008.

	Fair Value	Fair Value Hierarchy
Marketable securities	$ 32,865	Level 1

NOTE 4- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to claims of general creditors represent amounts received from a related party under a $75,000 secured demand note collateral agreement, which matures October 31, 2010. The note payable bears interest at the broker call rate and is payable at the discretion of management. This note is collateralized by a treasury note. Interest on the underlying collateral is paid to the lender. There is no additional interest paid.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In accordance with the secured demand note collateral agreement for equity capital, the Company borrowed approximately $25,000 against such collateral subject to the clearing broker's margin interest rates, which approximated 5.75% at January 31, 2009.

NOTE 5- DEFERRED REVENUES

Advisory fees are customarily invoiced quarterly in advance, which resulted in deferred revenues of $35,810 at January 31, 2009.

NOTE 6- RELATED PARTY TRANSACTIONS

On April 27, 2001, the Company issued 100 shares of series A cumulative preferred stock and a warrant to purchase 9,000 shares of common stock to an affiliated company, R.L. Renck & Co., a limited partnership for $50,000, representing $45,000 liquidation value for the preferred stock and $5,000 additional paid-in capital for the issuance of the warrant. The warrant, which is scheduled to expire April 27, 2011, entitles the holder to purchase the Company's common stock at $5 per share.

On December 21, 2004 the Company issued a warrant exercisable for 9,000 shares of common stock for a purchase price of $5,000 to it's President. The warrant entitles the holder to purchase 9,000 shares of the Company's stock at $5 per share and expires on December 31, 2014.

During fiscal year ending January 31, 2009 the Company issued a series of shares of series A cumulative preferred stock, totalling 150 shares at $450 per share, to its President for proceeds of $67,500.

The Series A preferred stockholder is entitled to dividends, payable annually at the rate of 8% to be declared by the Board of Directors. Dividends on preferred stock are not accrued until declared. The Company currently has $40,500 of dividends in arrears that have not been declared.

The Company shares office space and services with its parent and other related entities. During the year, the parent charged management fees for these services aggregating $19,750. At January 31, 2009, there was no amount due to the parent.

NOTE 7- RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts payable to Company's clearing organization at January 31, 2009, consist of the following:

Payable to clearing broker $ 64,077

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms are defined.

At January 31, 2009, the Company had net capital of $10,643, which was $5,643 in excess of the requirement of $5,000. The Company's net capital ratio was 3.93 to 1.

NOTE 9- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers' internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 10- SERIES A CUMULATIVE PREFERRED STOCK

The Series A cumulative preferred stock is redeemable at the option of the Company for $450 per share.

In the event of a liquidation, dissolution or wrapping up of the Company the preferred shareholders are entitled to receive a distribution in preference to the common shareholders of $450 per share plus any accrued dividends.

During fiscal year ended January 31, 2006 the Company declared and paid a preferred stock dividend of $28,728.

On April 27, 2001, the Company issued 100 shares of series A cumulative preferred stock and a warrant to purchase 9,000 shares of common stock to an affiliated company, R.L. Renck & Co., a limited partnership for $50,000, representing $45,000 liquidation value for the preferred stock and $5,000 additional paid-in capital for the issuance of the warrant. The warrant, which is scheduled to expire April 27, 2011, entitles the holder to purchase the Company's common stock at $5 per share.

During fiscal year ended January 31, 2004 the Company issued an additional 150 shares of Series A cumulative preferred stock to related parties for $67,500. On April 19, 2003 the Company issued a warrant exercisable for 9,000 shares of common stock to its President for a purchase price of $5,000. This warrant expires on April 19, 2013.

On December 21, 2004 the Company issued a warrant exercisable for 9,000 shares of common stock for a purchase price of $5,000 to it's President. The warrant entitles the holder to purchase 9,000 shares of the Company's stock at $5 per share and expires on December 31, 2014.

During fiscal year ended January 31, 2005 the Company issued an additional 200 shares of Series A cumulative preferred stock to related parties for $90,000.

During fiscal year ended January 31, 2009 the Company sold an additional 150 shares of series A cumulative preferred stock to its President for $450 per share with net proceeds of $67,500.

The Series A preferred stockholder is entitled to dividends, payable annually at the rate of 8% to be declared by the Board of Directors. Dividends on preferred stock are not accrued until declared. During the fiscal year ended January 31, 2003 the Company declared and paid a preferred stock dividend of $6,700 of which approximately $2,700 was for dividends in arrears. The Company currently has approximately $93,000 of dividends in arrears that have not been declared.

NOTE 11- INCOME TAXES

The Company is included in the consolidated federal and state income tax return filed by its Parent. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 32,000	$ (32,000)	$ -
State and local	21,000	(21,000)	-
	$ 53,000	$ (53,000)	-

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax (benefit) at U.S. statutory tax rate	$ (41,000)
The effect of:	
Unrealized loss	21,000
Nondeductible expenses	13,000
State and local taxes, net of U.S. federal income tax effects	(7,000)
Effect of NOL carryforward	14,000
Income tax expense	$ -

As of January 31, 2009 the Company has approximately $186,000 in net operating loss carryforwards ("NOL's"). These NOL's begin expiring in 2019.

Deferred tax assets consist of the following at January 31, 2009:

Net operating loss	$ 74,000
Valuation allowance	(74,000)
	$ -